Exhibit 99.1

MEDIA RELEASE FOR IMMEDIATE RELEASE

Former BP executive joins board

Singapore and Port Moresby, December 17, 2014: InterOil Corporation (NYSE: IOC) (POMSoX: IOC) has appointed former Australasian BP oil and gas executive Katherine Hirschfeld to its board.

Ms Hirschfeld, 54, is a chemical engineer whose career has included 20 years with BP in leadership and executive roles in oil refining, logistics, exploration and production in Australia, New Zealand, the United Kingdom and Turkey.

Before her retirement in 2010, Ms Hirschfeld was an Executive Director, BP Australasia, with responsibility for strategy and performance of BP’s Australian and New Zealand refining and marketing business.

She is a non-executive director of the major Australian engineering group, Transfield Services Ltd, and waste management firm Toxfree Solutions Ltd, both of which are listed on the Australian Securities Exchange.

Ms Hirschfeld is also on the board of ASC Pty Ltd, the Australian Government’s wholly owned naval shipbuilding company, and UN Women Australia, the United Nations entity responsible for promoting women’s empowerment and gender equality.

She is a fellow of the Australian Academy of Technological Sciences and Engineering, Engineers Australia and the Institution of Chemical Engineers (UK) and is on the governing senate of The University of Queensland.

International exposure and solid board experience

InterOil Chairman Chris Finlayson said Ms Hirschfeld had solid board experience and international exposure across oil and gas.

“She has run multi-billion-dollar businesses employing thousands of people and dealt with wide-ranging stakeholder groups during a successful career with a multi-national company,” Mr Finlayson said.

“Her track record enables her to offer a diverse perspective to board discussions.”

Ms Hirschfeld’s appointment is effective from January 1, 2015.

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InterOil Corporation

163 Penang Road, #06-02 Winsland House II, Singapore 238463

T: +65 6507 0200 F: +65 6507 0201 W: www.interoil.com

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Meg LaSalle Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 281 292 1800 E: meg.lasalle@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company’s Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, Papua New Guinea has no established market for natural gas or gas condensate and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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